AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2006.

This MD&A is prepared as of June 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2            Overview

The Company has assembled a capable and experienced mineral exploration team to focus its efforts toward making a major new mineral deposit discovery. This team is actively evaluating proposals on properties in British Columbia and jurisdictions around the world in order to acquire a significant exploration or development project.

Property Activities

Buck Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”, then GMD Resource Corp.), pursuant to which Chatworth can earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2004, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with a value of $5,000, were credited against the acquisition cost of the property. Subsequently, Chatworth completed a 6-for-1 share

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

consolidation. The fair value of the Chatworth warrants was estimated on the TSXV acceptance date at $5,000 and has been credited against the acquisition cost of the property.

Chatworth did not perform its obligations under the July 2004 option agreement causing the agreement to lapse. Chatworth has since amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants. Each ComWest warrant entitles the Company to acquire a ComWest Class “B” voting common share at $1.207 per share until July 16, 2006.

Although largely overburden covered, the property is indicated to be underlain by Jurassic Hazelton Group and Cretaceous to Tertiary Ootsa Lake Group volcanic rocks, intruded by Late Cretaceous Bulkley intrusive rocks. This setting is similar to the setting that hosted the Equity Silver deposit of Placer Dome, located approximately 25 kilometers southeast of the Buck property. The Equity Silver mine produced 93,000 tons of copper, 71.4 million ounces of silver and 0.5 million ounces of gold from 33.8 million tonnes of ore during the period 1980 to 1994. Two induced polarization chargeability anomalies are known to occur on the property.

The Company continues to maintain the property in good standing.

RAD Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD property from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the staking cost of $8,000.

The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A geologic reconnaissance performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and, consequently, no further exploration is planned at this time. The Company plans to allow the property to lapse.

Sitka Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Sitka property by paying $20,000 in cash and by the issuance of 80,000 shares of the Company to an arm's length party.

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, contains structurally controlled gold bearing quartz veins hosted by Devonian to Jurassic rocks, enclosed in a roof pendant in the Jurassic to Cretaceous Coast Plutonic Complex. A review of the existing exploration information on the property was performed and it was determined that the property did not warrant further exploration work by the Company. The property has been allowed to lapse.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nechako Gold Property (formerly “Bob” and “JMD” Properties)

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 1,300 hectare Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, can acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold, and by incurring $250,000 in exploration work on the property over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance Gold fulfilled on July 27, 2005 when it listed on the TSX Venture Exchange. On August 18, 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. $11,500 was credited against the acquisition cost of the property.

At the end of the option period, the Company and Endurance Gold could enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 shares of the Company referred to above.

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These will form part of the property and are subject to the terms of the agreement with Endurance Gold.

Endurance Gold has performed geologic, geochemical and geophysical surveys on the property as well as performing a 422-metre drilling program during November and December 2005. As a result of the expenditures incurred during these programs, Endurance has completed the $250,000 exploration expenditure requirement of the option agreement. The Company received an additional payment of 200,000 common shares of Endurance in December 2005. Endurance has therefore completed its requirements for vesting its 60% interest in the property.

The Company reviewed the Endurance Gold’s exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, the Company’s interest in the property has been reduced to 32.61% .

The property is underlain by Cretaceous sedimentary rocks. Exploration work has identified a large area of epithermal alteration with anomalous gold and gold indicator element mineralization as exhibited from soil and rock chip samples.

GBR Property

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake on the Golden Bear

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Road. The Company had the option to acquire a 100% interest in the claims from the Iskut North Syndicate, an arm's length party, by making cash payments totaling $225,000, of which $15,000 was paid, and by issuing 450,000 shares of the Company, of which 30,000 were issued during the fiscal year ended March 31, 2005. The property was also subject to a 2% net smelter royalty (“NSR”) which the Company, at its option, could have purchased for $2 million. The Company staked an additional 5,825 hectares in 28 claims to add to the property within the area of common interest that became subject to the terms of the agreement.

Previous exploration activities on the GBR property had identified large copper and gold soil geochemical anomalies. The Company began a first phase exploration program in June 2004, consisting of geological mapping, approximately 62 line-kilometers of geochemical grids and 47 line-kilometers of ground geophysical surveys (induced polarization and magnetometer).

Results of the programs were reviewed and deemed not to be sufficiently positive to warrant further exploration on the property by the Company. In March 2005, the Company notified the Iskut North Syndicate of its intention to terminate the option. In May 2005, the Company terminated the GBR agreement after filing the requisite assessment work with the British Columbia government to keep the claims in good standing. The Company has no further interest in the property.

Spius Property

In June 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company could have acquired its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years, of which 10,000 shares were issued during the fiscal year ended March 31, 2005. The property was also subject to a 2% NSR that the Company, at its option, could have purchased for $2 million.

Reconnaissance geologic surveys were performed over the property during calendar 2004. An evaluation of these results was completed and the results did not warrant further exploration by the Company on this property.

In July 2005, the Company terminated the Spius agreement and has no further interest in the property.

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. The Company added to the property by staking an additional 1,750 hectares in four claims.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled. These prospective areas were explored by the Company using geophysical techniques, and anomalous zones were drill tested to determine their geologic character. An evaluation of the results from the characterization drilling indicates that the original Witch property does not warrant additional work by the Company.

During the quarter ended December 31, 2004, the Company staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets in a region underlain by Jurassic Takla Group and Chuchi Group volcanic and sedimentary rocks intruded by Triassic to Cretaceous intrusive rocks. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tones containing 0.18% copper and 0.40 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims. In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.” These claims were surveyed by geophysical techniques then tested by drilling during the quarter ended March 31, 2005. An evaluation of these results was completed and the results indicate that no further exploration by the Company is warranted. As of December 31, 2005, the M2, M4, M5 Kal and Tsil claims had lapsed.

During the quarter ended March 31, 2005, the Company registered an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). During the 2005 exploration season, the Company performed extensive detailed geophysical and geochemical surveys on the properties and selected drill targets exhibiting the types of anomalies characteristic of porphyry gold-copper deposits. The Company completed a program of nine drill holes (964 meters) in October 2005. No significant results were obtained from the drilling.

The Company has filed assessment work on 21,025 hectares of the Chona claims to maintain this area in good standing. In addition, the Company is holding an additional 4,714 hectares of the Witch and Chona claims that are in good standing.

Natlan Property

In October 2004, the Company signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property located 25 kilometers northeast of Hazelton. In October 2004, the Company staked an additional 1,400 hectares of claims in the area of common interest surrounding the original property that was included in the terms of the Letter.

In March 2005, a definitive option agreement was signed, whereby the Company could purchase 100% of the Natlan gold property by making staged cash payments totaling $500,000 over five years, of which $10,000 was paid. The property was subject to a 2% NSR, which could be purchased by the Company for $2 million.

The Natlan property features a gold (and associated indicator elements) geochemical anomaly in an area of Early Jurassic to Late Cretaceous Bowser Lake Group sedimentary rocks that have been intruded by late Cretaceous Bulkley plutonic rocks. Work during the 2005 exploration season included a soil geochemical survey and drilling. Anomalous soil and rock conditions were encountered during the work; however, no economic mineralization was found. The Company terminated the option agreement during the fiscal quarter ended December 31, 2005.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, the 1,125 hectare Hook Property, the 2,125 Sky Property and the 2,175 hectare Jim Property. The Crystal and Orr claims are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim Properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, the Company added, by staking, 100 hectares in four claims to the Jim property and 2,500 hectares in five claims to the Crystal property.

The geological setting consists of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks, a setting known to be prospective for porphyry gold-copper occurrences. The target areas are defined by airborne magnetometer geophysical anomalies. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out in May and June of 2004.

In November 2004, the Crystal and Hook properties became the subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.”

During the quarter ended December 31, 2004, reconnaissance drilling was performed on the Orr, Hook and Crystal properties to characterize a number of geophysical anomalies present on the properties. An evaluation of these results was completed and the Company and Rockwell determined that they had no further interest in the Crystal property. The Company also determined that the results on the Orr property did not warrant further exploration.

During the fiscal year ended March 31, 2005, a portion of the Crystal property and the Orr property were allowed to lapse. In April 2005, the remainder of the Crystal property and the Sky property were allowed to lapse.

In March 2005, the Company entered into an agreement with Wildrose Resources Ltd., whereby the Hook and Jim properties were sold to Wildrose for the sum of $10 and the right, in favour of the Company and Rockwell, to enter into an option agreement to purchase Wildrose’s Cowtrail and Pat claims, also located in the Cariboo region near Horsefly. The Company and Rockwell did not exercise the right to enter into the option agreement.

In November 2004, the Company staked the Giff, Naud and Tin properties comprising 5,196 hectares located in the Cariboo region approximately 85 kilometers east of Williams Lake, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits. In February 2005 the Company registered the Magoro, RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, in the same area.

These properties were explored during the calendar 2005 field season using geological, geochemical and geophysical techniques. The results of the surveys did not warrant drilling the properties and no further work will be done by the Company. The Giff, Naud, Tin, Magoro, RS, Tisdall and TKL properties have been allowed to lapse.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

In May 2005, the Company entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil properties. The Company will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period.

The Wasp and Anvil properties are located approximately 15 kilometers southeast of Taseko’s Prosperity project, situated 130 kilometers southwest of Williams Lake. The Prosperity project hosts a large porphyry gold-copper deposit.

The Company performed a geological reconnaissance survey on the Wasp property during calendar 2005 and plans to perform a geological reconnaissance survey on the Anvil property during calendar 2006.

Max Property

In January 2005, the Company entered into an agreement whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops, by making staged cash payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years, of which $60,000 has been paid and 50,000 common shares have been issued to June 30, 2005. The agreement included a 2% net smelter royalty payable from production on the property, which royalty was purchasable by the Company for $1 million.

The Homestake/Kamad property hosts a precious metals rich volcanogenic massive sulphide occurrence containing barite, silver and base metals. The property has been explored intermittently in the past by surface and underground work. The Company performed a first phase of drilling on the property during the period January to March 2005. A total of 13 holes were drilled comprising 2,728 meters. At least two precious metals-rich, volcanogenic massive sulphide horizons containing silver, gold, copper, lead, zinc and barite were intersected. The two sub-parallel mineralized horizons trend northwest and dip at shallow to moderate angles to the northeast. A lower mineralized horizon lies approximately 40 meters below the upper horizon. The thirteen holes (MX5-01 to MX5-13) traced the mineralized horizons approximately 300 meters down dip.

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad claims. The Company could have acquired its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. The Company could have increased its interest to 75% by carrying the project to feasibility. A definitive agreement was signed in April 2005. Initial cash payments of $25,000 and the issuance of 25,000 common shares of the Company were made. The Company was required to spend a minimum of $100,000 before April 2006 to maintain the option.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

During February 2005, the Company staked an additional 3,245 hectares of claims in the area of common interest surrounding the original Acacia property that will be included in the terms of the agreement.

The Acacia property is underlain by the Paleozoic Eagle Bay Assemblage comprising metamorphosed volcanic and sedimentary rocks, known to host the nearby Samatosum and Rea precious and base metals volcanogenic massive sulphide deposits.

The Company performed an additional drilling program on the Homestake and Acacia properties in September and October 2005. Three NQ2 diamond core holes (993 meters) were drilled toward the east of holes MX5-01 to MX5-13 to further test the faulted extensions of the polymetallic massive sulphide and barite lenses. The mineralized horizons were intersected by the drill holes, yielding geochemically anomalous precious and base metal results. These results were reviewed by the Company’s personnel and it was determined that no further work would be performed on the property.

The Company has given notice of termination of the option agreements on the Homestake/Kamad property and the Acacia property.

Tulox Property

The Tulox property, located in the Cariboo region, comprising 20,726 hectares, was registered for acquisition during the period July 2005 to March 2006 to cover multi-element regional stream sediment geochemical anomalies.

Follow-up work by the Company comprised geological mapping, soil and stream sediment geochemical surveys and prospecting. The source of the anomalies has not been located. The Company plans to perform additional surveys in 2006.

Iskut Properties, British Columbia, Canada

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern B.C. during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a letter agreement in May 2006 with an arm’s length party, giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm’s length party $100,000 and 265,000 shares of the Company in stages by December 31, 2010. The purchase is subject to a 1.5% Net Smelter Royalty in favor of the arm’s length party, 0.5% of which can be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually are payable to the arm’s length party commencing on or before December 31, 2011.

Geological and geochemical reconnaissance programs are planned on the Iskut properties during calendar 2006.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell Agreement

On November 1, 2004, the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a public company with certain directors in common with the Company, whereby Rockwell was granted the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on the named properties by December 31, 2004, which Rockwell completed. The Company had the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually-agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. The Company allowed this option to lapse unexercised.

Other Properties

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging approximately US$2.66/lb to mid June.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$597/oz to mid June.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

		As at March 31
	2006	2005	2004
Current assets	$4,872,158	$7,888,349	$14,053,400
Mineral properties	98,429	155,929	73,929
Equipment	36,951	47,105	60,188
Total assets	5,007,538	8,091,383	14,187,517

Current liabilities	38,431	871,243	182,759
Shareholders’ equity	4,969,107	7,220,140	14,004,758
Total shareholders’ equity & liabilities	5,007,538	8,091,383	14,187,517

Working capital	$4,833,727	$7,017,106	$13,870,641

	Year ended March 31
	2006	2005	2004
Expenses
Amortization	$10,154	$13,083	$17,037
Conference and travel	37,471	5,591	33,404
Exploration	3,012,825	7,553,950	460,252
Legal, accounting and audit	64,160	63,521	53,913
Management and consulting	92,987	45,658	79,964
Office and administration	137,155	106,349	28,468
Property Investigation	4,316	–	–
Salaries and benefits	382,254	356,841	140,619
Shareholder communication	72,531	104,308	21,495
Trust and filing	17,946	23,350	43,915
Foreign exchange loss (gain)	2,645	8,204	9,621
Interest on flow-through shares	–	92,502	–
Interest and other income	(129,852)	(242,862)	(74,590)
Write down of accounts receivable	45,088	–	–
Write down of marketable securities	190,392	6,667	–
Write down of mineral property interest	10,000	76,000	–
Subtotal	3,950,072	8,213,162	814,098
Stock-based compensation	(16,282)	496,031	407,363
Loss (gain) on sale of marketable securities	(92,887)	(81,554)	(2,052,596)
Net income (loss) for the year	$(3,840,903)	$(8,627,639)	$831,135

Basic and diluted income (loss) per share	$(0.08)	$(0.19)	$0.04

Weighted average number of common shares
outstanding	49,880,651	45,168,411	21,421,096

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2006	2005	2005	2005	2005	2004	2004	2004
Current assets	4,872	5,053	4,374	$5,503	$7,888	$9,933	$12,620	$13,647
Other assets	135	137	186	200	203	287	295	302
Total assets	5,008	5,191	4560	5,703	8,091	10,220	12,915	13,949

Current liabilities	38	38	242	114	871	1,109	389	190
Shareholders’ equity	4,969	5,153	4318	5,589	7,220	9,111	12,526	13,759
Total shareholders’ equity and
liabilities	5,008	5,191	4560	5,703	8,091	10,220	12,915	13,949

Working capital	4,834	5,015	4,132	5,389	7,017	8,824	12,231	13,457

Expenses
Amortization	3	3	3	3	3	3	4	3
Conference and travel	3	34	–	–	3	1	–	2
Consulting	58	7	13	15	12	12	17	5
Exploration	31	498	1,085	1,399	2,329	3,494	1,187	544
Legal, accounting and audit	6	9	44	5	5	16	30	13
Office and administration	31	30	39	38	44	41	13	10
Property investigation	2	2	–	–	–	–	–	–
Salaries and benefits	52	89	156	85	150	77	79	51
Shareholder communication	9	14	26	24	26	31	35	12
Trust and filing	6	3	6	2	7	5	5	6
Subtotal	201	689	1,372	1,571	2,579	3,680	1,370	646
Foreign exchange loss (gain)	50	(1)	(43)	(4)	(1)	4	7	(2)
Interest income	(30)	(34)	(25)	(37)	(47)	(65)	(59)	(72)
Other	(4)	–	–	–	(6)	98	–	–
Subtotal	217	654	1,304	1,530	2,525	3,717	1,318	572
Stock-based compensation	–	–	(2)	(14)	(8)	88	404	12
Write-down of accounts
receivable	45	–	–	–	–	–	–	–
Write-down of marketable
securities	–	10	–	57	–	2	–	–
Mark-to-market adjustment on
warrants	16	9	–	98	5	–	–	–
Tax refund	–	–	–	–	(1)	–	–	–
Loss (gain) on sale of marketable
securities	(93)	–	–	–	(41)	25	(20)	(46)
Net loss for the period	$(185)	$(683)	$(1,302)	$(1,671)	$(2,557)	$(3,831)	$(1,702)	$(538)

Basic and diluted net loss per
share	$(0.00)	$(0.01)	$(0.03)	$(0.03)	$(0.06)	$(0.08)	$(0.04)	$(0.01)

Weighted average number of
common shares outstanding
(thousands)	52,459	49,053	47,976	47,835	46,049	45,344	44,879	44,429

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

Year ended March 31, 2006 (“2006”) versus year ended March 31, 2005 (“2005”)

The Company had net loss of $3,840,903 in 2006 compared to net loss of $8,627,639 in 2005. The loss in 2006 was lower as a result of decreased exploration expenditures in British Columbia. Excluding stock-based compensation and gain on sales of marketable securities, Amarc had a net loss in 2006 of $3,950,072, compared to a net loss of $8,213,162 in 2005.

Exploration expenses for 2006, excluding stock-based compensation, decreased to $3,012,825, from in $7,553,950 in 2005, due to a decrease in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2006 – $1,117,544; 2005 – $3,082,953) and site activities (2006 – $727,397; 2005 – $2,106,647). The decrease in geological expense during the year was due to wages paid for less geological and geophysical work conducted in 2006. Site activities decreased in 2006 due to less site contractors used by the Company for the Company’s exploration activities as several properties were allowed to lapse in the last two quarters of the year. Other exploration expenses include drilling (2006 – $260,900; 2005 – $708,953), charter air travel (2006 – $260,720; 2005 – $674,075), and assays and analysis (2006 – $205,889; 2005 – $455,737). Option payments related to mineral property interests decreased to $78,750 in 2006 from $99,400 in 2005.

Administrative costs for 2006 increased slightly in line with normal administrative activities and inflation. Salaries and benefits increased to $382,254 in 2006 from $356,841 in 2005. Office and administration increased to $137,155 in 2006 from $106,349 in 2005. Legal, accounting and audit increased slightly to $64,160 in 2006 from $63,521 in 2005. In contrast, shareholder communication costs decreased to $72,531 from $104,308 in 2005, and trust and filing decreased to $17,946 from $23,350 in 2005.

Interest and other income decreased to $129,852 in 2006 from $242,862 in 2005, reflecting a lower level of the average cash on hand during 2006 as compared to 2005.

The gain on sale of marketable securities was $92,887 in 2006, a slight increase in comparison to the gain of $81,554 in 2005. The gain in 2006 resulted mainly from the sale of shares of Yukon Zinc Corporation and Endurance Gold Corporation. The write down of marketable securities in 2006 totaled $190,392 (2005 - $6,667). The write down of accounts receivable in fiscal 2006 was $45,088 (2005 - $nil) as a result of the rejection by the Mexican government of the Company’s IVA returns for the calendar years from 1998 to 2000.

A total of $16,282 of stock-based compensation expense was recovered in 2006 in comparison of $496,031 of stock-based compensation expense recorded in 2005, as a result of a decrease in the Company's stock price.

Year ended March 31, 2005 (“2005”) versus year ended March 31, 2004 (“2004”)

The Company had a net loss of $8,627,639 in 2005 compared to net income of $831,135 in 2004. The loss in 2005 was due to increased exploration expenditures in British Columbia and a smaller gain on the sale of marketable securities compared to 2004. Excluding stock-based compensation and gain on sales of marketable securities, Amarc had a net loss in 2005 of $8,213,162, compared to a net loss of $814,098 in 2004.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration expenses for 2005, excluding stock-based compensation, increased to $7,553,950, from $460,252 in 2004, due to an increase in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2005 – $3,082,953; 2004 – $291,248) and site activities (2005 – $2,106,647; 2004 – $40,078). The increase in geological expense during the year was due to wages paid for the greatly increased geological and geophysical work. Site activities increased in 2005 due to a higher number of site contractors used in the Company’s exploration activities. Other exploration expenses include assays and analysis (2005 – $455,737; 2004 – $115,662), drilling (2005 – $708,953; 2004 – $nil), and charter air travel (2005 – $674,075; 2004 – $2,302). Option payments related to mineral property interests increased to $99,400 in 2005 from $nil in 2004.

Administrative costs for 2005 also increased in line with continued mineral property acquisitions and exploration during the year. Salaries and benefits increased to $356,841 in 2005 from $140,619 in 2004. Office and administration increased to $106,945 in 2005 from $28,468 in 2004. Shareholder communication increased to $104,308 from $21,495 in 2004. Legal, accounting and audit increased to $63,521 in 2005 from $53,913 in 2004. In contrast, trust and filing decreased to $23,350 from $43,915 in 2004 due to non-recurring filing fees paid in 2004, but not in 2005.

Interest income increased to $242,862 in 2005 from $74,590 in 2004, reflecting a higher level of the average cash on hand during 2005 as compared to 2004. The Company paid Canadian Part 12.6 tax of $92,502 on flow-through shares issued in 2004.

The gain on sale of marketable securities was $81,554 in 2005, a significant decrease in comparison to the gain of $2,052,596 in 2004. The gain in 2004 resulted mainly from the sale of shares of Expatriate Resources Ltd. The write down of marketable securities in fiscal 2005 totaled $6,667 (2004 - $nil). Stock-based compensation increased to $496,031 in 2005 from $407,363 in 2004, as a result of an increase in the Company's stock price.

1.6            Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At March 31, 2006, the Company had working capital of approximately $4,833,727 which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Operating activities

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash used in operating activities was $4,625,140 in 2006, compared to $7,414,974 in 2005 and $817,048 in 2004. The decrease in cash used in operating activities in 2006 compared to 2005 and the increase compared to 2004 is attributable primarily to the Company’s exploration activities carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Investing activities

Cash provided by investing activities was $240,292 in 2006, compared to cash used in investing activities of $146,410 in 2005 and cash provided of $2,528,717 in 2004. Cash provided by investing activities in 2006 was attributable to the disposal of shares of Yukon Zinc Corporation and Endurance Gold Corporation. Cash used in investing activities in 2005 was due to the acquisitions of $168,000 in mineral property interests (2004 – $73,929) and a subscription to a private placement in Expatriate Resources Ltd. of $125,000. Cash used in 2005 was partially offset by proceeds received from the sale of marketable securities of $146,590. Cash generated from investing activities in 2004 was mainly attributable to the sale of common shares of Expatriate Resources Ltd. and StrataGold Corporation.

Financing activities

Cash flows from financing activities were $1,587,402 in 2006, compared to$1,172,090 in 2005, and $12,003,155 in 2004. Cash from financing activities in each year were attributable to common shares and share purchase warrants issued for cash.

Cash from financing activities in 2005 was attributable to the exercise of previously outstanding options and warrants. The previously outstanding warrants had been issued in private placement transactions completed in prior years.

Cash from financing activities in 2004 was attributable to the completion of several private placement financing arrangements.

Requirement of Financing

Development of any of the Company’s mineral properties beyond feasibility will require additional equity and possibly debt financing. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7            Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Pursuant to an agreement dated December 31, 1996, Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, a private company with certain directors in common with the Company, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $1,377,311 in 2006, as compared to $1,779,538 in 2005, and $502,474 in 2004. The variances are due to changes in the Company’s exploration activities.

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company. The Company paid $6,400 to HDGI in 2006, compared to $12,780 to in 2005, and to $12,800 in 2004.

United Mineral Services Ltd. (“UMS”) is a private company owned by a director of the Company. No payment was made in 2006 or 2005. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS, and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting.

1.10           Fourth Quarter

The net loss for the fourth quarter of 2006 decreased to $184,217 from $683,042 in the third quarter of the year primarily due to a decrease in exploration activities and a written down of $45,088 to the accounts receivable. The difference between the loss for the fourth quarter of 2005 and a net loss of $2,556,068 in the fourth quarter of 2004 was due to a decrease in the number of exploration programs in British Columbia.

Exploration expenses decreased in the fourth quarter of 2006 to $30,783 from $498,149 in the third quarter of the same year due to the timing of exploration, and a decreased from $2,431,000 in the fourth quarter of 2004.

While other administrative expenses were in line with the third quarter of 2006, management consulting increased by $50,841 in the fourth quarter of the year from $7,302 in the third quarter to $58,143; in contrast, salaries and benefits decreased by $36718 in the fourth quarter of the year from $89,348 in the third quarter to $52,360 mainly due to fact that a number of properties were allowed to lapse. Overall administrative expenses decreased in the fourth quarter of 2006 as compared to the same quarter of 2005 primarily due to decreased corporate activities associated with the Company’s exploration programs.

Interest income decreased by $3,174 in the fourth quarter of 2006 to $30,476 from $33,650 in the third quarter of the same year, and decreased from $46,949 in the fourth quarter of 2004, due to decreased cash and cash equivalent balances on hand resulting from the Company's operations.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

A total of $45,088 accounts receivable was written down in the fourth quarter as a result of the rejection by Mexican government to the Company’s IVA returns for the calendar years from 1998 to 2000.

No stock-based compensation expense or recovery was recorded in either the fourth quarter or third quarter of 2006, as compared to a recovery of $7,692 in the fourth quarter of fiscal 2005 due to the decrease of share price of the Company.

1.11           Proposed Transactions

None.

1.12           Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13           Changes in Accounting Policies including Initial Adoption

Effective April 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

1.14           Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2        Disclosure of Outstanding Share Data

The following table details the share capital structure as at June 30, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Number
Common shares	52,459,473